Securities and Exchange Commission
                    Washington, D.C.  20549

                           FORM N-54C

         NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
         SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF
          1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT
                           COMPANY ACT OF 1940

     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: Renaissance Capital Partners, Ltd.
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Address of Principal Business Office (No. & Street, City , State, Zip Code):
8080 North Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857
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Telephone Number (including area code): (214) 891-8294
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File Number under the Securities Exchange Act of 1934: 814-00090
                                                       ---------

     In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

     B. Renaissance Capital Partners, Ltd. has distributed substantially all of its assets to its securityholders and has effected, or is in the process of effecting, a winding-up of its affairs, and is not liquidating as part of a merger.

                                 SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Dallas and state of Texas on December 26, 2000.

                                       RENAISSANCE CAPITAL PARTNERS, LTD.

                                       By:  Renaissance Capital Group, Inc.,
                                            Managing General Partner

                                       By             /S/
                                         ------------------------------------
                                            Russell Cleveland, President

Attest:     John A. Schmit
        ---------------------------
                (Name)

        Vice President, Renaissance
             Capital Group, Inc.
        ----------------------------
                (Title)
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